UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Date of Report: November 2, 2021

Commission file number 1-32479

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

EXPLANATORY NOTE

Teekay LNG Partners L.P., a Marshall Islands limited partnership (the “Partnership”) hereby furnishes the proxy statement and form of proxy card for the special meeting of its common unitholders to be held at Conyers Dill & Pearman Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda on December 1, 2021, at 1:00 p.m., Atlantic Time (the “Special Meeting”). Copies of the proxy statement and form of proxy card are attached to this Form 6-K as Exhibit 99.1.

EXHIBITS

The following exhibits are filed as part of this Report:

Exhibit
99.1	Proxy statement and proxy card for the special meeting of common unitholders of Teekay LNG Partners L.P. to be held on December 1, 2021.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. Statements about the expected timing, completion and effects of the proposed Merger and related transactions and all other statements in this report, other than historical facts, constitute forward-looking statements. When used in this report, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. The proposed Merger and other transactions may not be completed on the terms described herein or other acceptable terms or at all because of a number of factors, including, among others: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or any other transaction document, (2) the failure to obtain the Common Unitholder approval or the failure to satisfy other closing conditions in the Merger Agreement or any other transaction document, (3) the potential for regulatory authorities to require divestitures, operational remedies or other concessions in order to obtain their approval of the proposed Merger, (4) risks related to disruption of management’s attention from the Partnership’s ongoing business operations due to the proposed Merger, (5) the effect of the announcement of the proposed Merger on (i) the ability of the Partnership or Teekay Corporation (“Teekay”) to retain and hire key personnel and maintain relationships with the Partnership’s customers, suppliers or (ii) the Partnership’s operating results and business generally, (6) the proposed Merger may involve unexpected costs, liabilities or delays, (7) the Partnership’s business may suffer as a result of the uncertainty surrounding the proposed Merger, including the timing of the consummation thereof, (8) the outcome of any legal proceeding relating to the proposed Merger, (9) the Partnership may be adversely affected by other economic, business or competitive factors, including, among others, those related to the COVID-19 pandemic, and (10) other risks to consummation of the proposed Merger, including the risk that it will not be consummated within the expected time period or at all, which may adversely affect the Partnership’s and/or Teekay’s business and the price of their common units or common shares. In addition, if the Merger is completed, the Partnership may not realize expected benefits for its customers, employees, joint venture partners or capital providers and Teekay may not realize expected benefits to it or its business.

Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements represent the Partnership’s and Teekay’s respective views as of the date on which such statements were made. It is anticipated that subsequent events and developments may cause these views to change. However, although the Partnership or Teekay may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing views as of any date subsequent to the date hereof. Additional factors that may affect the business or financial results of the Partnership or Teekay are described in the risk factors included in its filings with the SEC, including the Partnership’s and Teekay’s respective Annual Reports on Form 20-F for the year ended December 31, 2020, as updated by subsequent filings with or submissions to the SEC. Each of the Partnership and Teekay expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences, except as required by applicable law.

Additional Information and Where to Find It

In connection with the Special Meeting, the Partnership will mail or otherwise furnish to the Partnership’s common unitholders of record as of the record date of October 28, 2021 the proxy statement describing the merger proposal to be voted upon at the Special Meeting, as well as logistical information related to the Special Meeting. Along with a proxy statement, the Partnership will also send and forward a proxy card or voting instruction form enabling common unitholders to submit their votes on that proposal. BEFORE MAKING ANY VOTING DECISION, THE PARTNERSHIP’S COMMON UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY AND ANY OTHER DOCUMENTS TO BE FILED WITH OR FURNISHED TO THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT, IF ANY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. This communication is not a substitute for the proxy statement or any other document that the Partnership may file with or furnish to the SEC. Investors and unitholders will be able to obtain the documents (when available) free of charge at the SEC’s website, http://www.sec.gov, and the Partnership’s website, www.teekay.com. In addition, the documents (when available) may be obtained free of charge by directing a request by e-mail or telephone to: investor.relations@teekay.com and +1-604-609-2963.

Participants in the Solicitation

The Partnership, Teekay and certain of their respective directors, executive officers of applicable subsidiaries, certain other members of management and employees of the Partnership and Teekay or such subsidiaries and agents retained by the Partnership may be deemed to be participants in the solicitation of proxies from common unitholders of the Partnership in favor of the proposed Merger. Information about directors and executive officers of the Partnership or applicable affiliates and their beneficial ownership of the Partnership’s common units is set forth in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 1, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials when they become available.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005
•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-238331) FILED WITH THE SEC ON MAY 18, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

		By:	Teekay GP L.L.C., its general partner

Date:	November 2, 2021	By:	/s/ N. Angelique Burgess
N. Angelique Burgess
Corporate Secretary